

November 12, 2013

Via E-mail
G. Les Austin
Vice President and Chief Financial Officer
Cypress Energy Partners, L.P.
5727 S. Lewis Avenue, Suite 500
Tulsa, OK 74105

> **Re:** **Cypress Energy Partners, L.P.**
> **Amendment No. 1 Draft Registration Statement on Form S-1**
> **Submitted October 31, 2013**
> **CIK No. 1587246**

Dear Mr. Austin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on October 31, 2013

Unaudited Pro Forma Distributable Cash Flow, page 66

1.   Please update the labeling of subnotes (9), (10) and (11) to the line items within the Unaudited Pro Forma Distributable Cash Flow to correspond with their descriptions.

Non-GAAP Financial Measures, page 95

2.   Please provide a reconciliation of Adjusted EBITDA attributable to Cypress Energy Partners, L.P. to the most directly comparable GAAP financial measure, which appears to be net income attributable to Cypress Energy Partners, L.P. For further guidance, please refer to Item 10(e) of Regulation S-K and Question 101.02 of the

Compliance and Disclosure Interpretations for Non-GAAP Financial Measures dated July 8, 2011.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

3.   The last bullet point on page F-3 states your pro forma financial statements include an adjustment to account for the omnibus agreement with Cypress Holdings under which you will pay an annual administrative fee of $3 million. Please revise your footnotes to identify the amount of this adjustment and where it has been accounted for in the pro forma financial statements.

2. Pro Forma Adjustments and Assumptions, page F-9

4.   We note the revisions to your disclosure on page F-10 in response to our prior comment 26 from our letter dated October 18, 2013. However, the basis for the historical and pro forma adjustment interest expense amounts disclosed in note (c) remains unclear. For example, we note from your prior submission on September 20, 2013 and from notes (2) and (6) to the tabular disclosure on pages 66 – 68, that the pro forma adjustment to interest expense includes an interest credit subsidy charged to the non-controlling interest holders in TIR. We understand the amount of this subsidy on a pro forma basis for the year ended December 31, 2012 is $1,506, according to the table on page 66. Please tell us how this amount reconciles to the pro forma interest expense adjustment amounts presented on page F-10 and to the amounts presented in the non-controlling interests adjustment table in footnote (f) presented at the top of page F-11. In addition, your response should address how the historical interest expense amounts reconcile to the amounts presented in your financial statements for the year ended December 31, 2012 and for the nine months ended September 30, 2013.

Cypress Energy Partners Predecessor

2. Summary of Significant Accounting Policies, page F-22

Revenue Recognition, page F-23

5.   We reissue prior comment 27 of our letter dated October 18, 2013 as it relates to your revenue recognition policy disclosures on page F-23.

G. Les Austin
Cypress Energy Partners, L.P.
November 12, 2013
Page 3

Cypress Energy Partners, LLC

2. Summary of Significant Accounting Policies, page F-39

Revenue Recognition, page F-40

6.   We note your revised disclosure in response to prior comment 27 of our letter dated October 18, 2013. Your disclosures now state that revenue is recognized when certain conditions are met, specifically when "collectability is reasonably assured". However, later in the same disclosure paragraph, you state: "Adequate allowance for bad debt is recoded for any revenues where collectability if not reasonably assured." The two sentences seem to be contradictive. Please revise your disclosures as appropriate to clarify the two statements as it relates to your overall revenue recognition.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director